Mail Stop 6010

      November 16, 2005

Marc Benou
President
Conolog Corporation
5 Columbia Road
Somerville, NJ 08876

      Re:	Conolog Corporation
	Amendment No. 2 to Registration Statement on Form SB-2
      Filed November 15, 2005
	File No. 333-128089

Dear Mr. Benou:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Consolidated financial statements

Critical Accounting Policies, page 29

Inventory Valuation, page 30
1. We refer to your response to comment one from our letter dated October 26, 2005. Your revision in response to the last bullet point to the referenced comment indicates that "the amount of inventory impairment recognized as a result of our three-year rule was as follows: $813,983.91 for the fiscal year ended July 31, 2004 and
$984,210.87 for the fiscal year ended July 31, 2005."   The amount
for 2005 exceeds the amount of cost of sales for that year and the amount for 2004 is nearly 90% of cost of sales for that year. Our comment asked for disclosure of the amounts charged to expense in each year as a result of application of the three year policy. If you in fact charged $984,210 to expense in 2005 and $813,983 to expense in 2004, please expand describe why such material charges were required. Otherwise, please revise to disclose the amounts actually charged to expense in each reporting period presented.
2. As a related matter, as set forth in EITF 96-9 inventory impairment charges should be classified as cost of sales. If your inventory impairment charges are classified elsewhere, please revise or advise why you believe the guidance from that EITF is not applicable. Please note that we may have further comment if these impairment charges are not classified as cost of sales.

Financial Statements

Consolidated Statements of Operation, page F-4
3. We see that your income statement presents stock-based compensation as a separate line item. As set forth in SAB Topic 14-
F, we believe that expenses related to share-based payment arrangements should be presented in their natural expense categories.
Please revise.
4. As a related matter, please also revise the MD&A discussion of results of operations as necessary to conform to changes made to the income statement presentation. We see that the stock-based compensation charges are material to the losses reported in each year. Please accordingly expand MD&A to provide some discussion of the compensation arrangements and related charges.

Note 9 - Shareholders` Equity, page F-17
5. We refer to your response to comment five from our letter dated October 26, 2005. You state that you responded to our comment letter dated September 15, 2005 on September 22, 2005. However, your response letter is dated October 20, 2005 and that letter does not appear to have been filed in EDGAR until that date. Accordingly, the basis for your response is not clear. Please tell us whether any liquidated damages are due and payable as a result of failure to respond to comments on the registration statement within the seven day grace period. If not, please explain.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3625 with any other questions.

      Sincerely,



								Mary Beth Breslin
								Special Counsel

cc (via fax):  	David Manno, Esq.
Milberg Weiss Bershad & Schulman LLP
212.273.4317


Marc Benou
Conolog Corporation
November 16, 2005
Page 1